VAN ECK WORLDWIDE INSURANCE TRUST
                                 99 PARK AVENUE
                            NEW YORK, NEW YORK 10016


May 25, 2005


VIA EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:  Van Eck Worldwide Insurance Trust
           File Nos. 033-13019 and 811-05083
           Request for Withdrawal of Post-Effective Amendment No. 24
           ---------------------------------------------------------

Ladies and Gentlemen:

      Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), Van Eck Worldwide Insurance Trust (the "Trust") requests the withdrawal of Post-Effective Amendment No. 24 to the Trust's Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission (the "SEC") on July 25, 2003 (Accession No. 0000930413-03-002295) (the
"Amendment").

      The Trust filed the Amendment with the SEC pursuant to Rule 485(a) under the 1933 Act with a proposed effective date of September 23, 2003. The purpose of the Amendment was to register a new class of shares, the S class, of the Worldwide Hard Assets Fund. The Trust is requesting withdrawal of the Amendment because the Trust did not proceed with the offering of the new class of shares, and shares using the form of prospectus filed with the Amendment were never sold.

      The Trust hereby requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable.


                                            Very truly yours,

                                            /s/ Patricia A. Maxey

                                            Patricia A. Maxey
                                            Vice President and Secretary